Media Release

Rio Tinto Finance (USA) Limited prices US$1.2 billion of 10 year fixed rate notes and announces redemption of US$1.2 billion of its 2016 notes

12 June 2015

Issue of Bonds

Rio Tinto has priced US$1.2 billion of 10-year fixed rate SEC-registered debt securities. The bonds will be issued by Rio Tinto Finance (USA) Limited and will be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited. The notes will pay a coupon of 3.75 per cent and will mature on 15 June 2025.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., SG Americas Securities, LLC, HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc. and RBC Capital Markets, LLC acted as joint bookrunners.

A copy of the prospectus relating to the offering of the fixed rate notes can be obtained from Rio Tinto at the registered address below, any underwriter or any dealer participating in the offering (Citigroup Global Markets Inc., toll-free 1-800-831-9146, Deutsche Bank Securities Inc., toll-free 1-800-503-4611, and SG Americas Securities, LLC, toll-free 1-855-881-2108).

Redemption of Bonds

On 11 June 2015, Rio Tinto issued a notice of redemption for all of its 2.50 per cent notes due 20 May, 2016 and 2.25 per cent notes due 20 September, 2016 guaranteed by Rio Tinto plc and Rio Tinto Limited, of which US$1.2 billion in aggregate principal amount is outstanding. The redemption date is 11 July 2015. For additional information, note holders may call the trustee and paying agent, The Bank of New York Mellon, at 1-212 815-5811.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

  Follow @RioTinto on Twitter

Media Relations, EMEA/Americas

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T + 44 20 7781 1177
M + 44 7780 226 422

Investor Relations, EMEA/Americas

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Grant Donald

T +44 20 7781 1262

M +44 7920 587 805

Media Relations, Australia/Asia

Ben Mitchell

T +61 3 9283 3620

M +61 419 850 212

Bruce Tobin

T +61 3 9283 3612

M +61 419 103 454

Matthew Klar

T +61 7 3625 4244

M +61 457 525 578

Investor Relations, Australia/Asia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Galina Rogova

T +86 21 6103 3550

M +86 152 2118 3942

Rio Tinto plc 6 St James’s Square London, SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404